UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company Corporate Taxpayer’s ID No. 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. (Bradesco), in compliance with the Payment System for Monthly Interest on Shareholders’ Equity (Payment System), hereby informs its planned schedule for the payment of monthly interest on shareholders’ equity for fiscal year 2017, approved by its Board of Directors, as follows:

Month it refers to

	Declaration date and reference date for the right	“Ex-rights” date	Payment date
January	January 2, 2017	January 3, 2017	February 1, 2017
February	February 1, 2017	February 2, 2017	March 1, 2017
March	March 1, 2017	March 2, 2017	April 3, 2017
April	April 3, 2017	April 4, 2017	May 2, 2017
May	May 2, 2017	May 3, 2017	June 1, 2017
June	June 1, 2017	June 2, 2017	July 3, 2017
July	July 3, 2017	July 4, 2017	August 1, 2017
August	August 1, 2017	August 2, 2017	September 1, 2017
September	September 1, 2017	September 4, 2017	October 2, 2017
October	October 2, 2017	October 3, 2017	November 1, 2017
November	November 1, 2017	November 3, 2017	December 1, 2017
December	December 1, 2017	December 4, 2017	January 2, 2018

The amount planned to be paid to shareholders registered in the Company’s records on the above-mentioned declaration dates and reference dates for the right will be R$0.017249826 per common share and R$0.018974809 per preferred share that, net, correspond to R$0.014662352 per common share and R$0.016128588 per preferred share, after deducting fifteen percent (15%) withholding income tax, except for the corporate shareholders that are exempt from said tax, who shall receive the declared amount, as follows:

•      for shareholders whose shares are deposited with the Company and that keep their registration and banking data updated, by means of a credit to the current accounts in the financial institutions indicated by them. Those who do not have such data up-to-date must present themselves at a Bradesco branch on their preference bearing their individual taxpayer’s ID, identification document and proof of residence in order to update their registration data and receive the respective amounts to which they are entitled; and

•      for shareholders whose shares are deposited with the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), by means of the institutions and/or brokerage houses which keep their shareholding position in custody.

Bradesco clarifies that its current Payment System continues unchanged and that will timely inform the market of any changes to the dates and/or amounts herein.”

Cidade de Deus, Osasco, SP, December 20, 2016

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President and

Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact:

Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail: carlos.firetti@bradesco.com.br;

Mrs. Ivani Benazzi de Andrade, phone 55 11 2194-0924, e-mail: ivani.andrade@bradesco.com.br; or

Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2194-0920, e-mail: carlos.yamashita@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 20, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.